Exhibit 5.1
August 23, 2006
Pengrowth Corporation
2900, 240 - 4th Avenue S.W.
Calgary, AB T2P 4H4
Dear Sirs:

Re:	Registration Statement on Form F-10 for Pengrowth Energy Trust
We have acted as Canadian counsel to Pengrowth Energy Trust (“Pengrowth”) in connection with the information circular included in the registration statement filed by Pengrowth on Form F-10 (the “Registration Statement”) being filed on August 25, 2006 by Pengrowth with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.
We know that we are referred to under the headings “Certain Canadian Income Tax Considerations Regarding Pengrowth Energy Trust” and “Interests of Experts” in the information circular forming a part of the Registration Statement, and we hereby consent to such uses of our name and opinion in the Registration Statement.

Yours truly, BENNETT JONES LLP
/s/ Bennett Jones LLP

/jlh